

June 15, 2010

Fred E. Meisenheimer
Senior Vice President and Chief Financial Officer
Atmos Energy Corporation
Three Lincoln Centre, Suite 1800
5430 LBJ Freeway
Dallas, Texas 75240

> **Re: Atmos Energy Corporation**
> **Form 10-K for Fiscal Year Ended September 30, 2009**
> **Filed November 16, 2009**
> **File No. 001-10042**

Dear Mr. Meisenheimer:

We have reviewed your response dated June 9, 2010 to our comment letter dated June 1, 2010 and have the following additional comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to this comment, we may have additional comments.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 35

Results of Operations, page 40

Consolidated Results, page 41

1. We reviewed your response to comment one in our letter dated June 1, 2010. Please tell us in detail how your previous method of estimating the tax rate at which deferred taxes are projected to reverse in future periods complied with GAAP, and specifically the guidance in ASC 740-10-30-5. Further, please refer to ASC 250-10 and tell us your consideration as to whether the revision to the tax rates used to record deferred taxes represents the correction of an error that existed in the prior period financial statements as opposed to a change in accounting estimate. In this regard, we note that by definition, changes in accounting estimates result from the evaluation of new information and not a

revised evaluation of information that existed at the previous balance sheet dates. Refer to the glossary at ASC 250-10-20. Please tell us what new information was available in the second quarter of fiscal year 2009 that was not available at the previous balance sheet dates.

You may contact Robyn Manuel at 202-551-3823 if you have questions regarding the comment on the financial statements and related matters. Please contact me at 202-551-3344 with any other questions.

Sincerely,

William Thompson
Branch Chief